Sucampo Pharmaceuticals, Inc.

4520 East West Highway, 3rd Floor

Bethesda, MD 20814

January 11, 2013

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc.
Registration Statement on Form S-3

File No. 333-185635

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sucampo Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that the Registration Statement may become effective on Monday, January 14, 2013, at 1:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Matthew O’Loughlin at (714) 338-2710, of Manatt, Phelps & Phillips, LLP.

Sincerely,

SUCAMPO PHARMACEUTICALS, INC.

/s/ Cary J. Claiborne
By: Cary J. Claiborne
Title: Chief Financial Officer